

April 1, 2013

Via E-mail
James F. Getz
Chairman, President and Chief Executive Officer
TriState Capital Holdings, Inc.
One Oxford Centre
301 Grant Street, Suite 2700
Pittsburgh, PA 15219

>   **Re: TriState Capital Holdings, Inc.**
>   **Amendment No. 1 to Confidential Draft Registration Statement on Form S-1**
>   **Submitted March 19, 2013**
>   **CIK No. 0001380846**

Dear Mr. Getz:

We have reviewed your amended confidential draft registration statement and response letter dated March 19, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Our Competitive Strengths

Efficient and Scalable Operating Model, page 6

1. We note your response to comment 3 of our letter dated February 26, 2013. The key attributes that you have included do not adequately describe the actual structure and operations of your branchless banking model. Please revise the summary to include the relevant information disclosed in "Branching and Interstate Banking" on page 137 and the information provided in the last sentence of your response to comment 3.

The Offering, page 8

2. We note that you have added disclosure on page 9 stating that the prospectus generally assumes that no director, officer or principal shareholder is purchasing any shares of your common stock in the offering, including through the directed share program. Please confirm that, to the extent you become aware of any plans by any such persons to do otherwise, you will revise your disclosure in a pre-effective amendment to the registration statement.

Executive Compensation

Summary Compensation Table, page 110

3. We note that Mr. Getz's total compensation has increased by more than $1.6 million since 2010. We also note your disclosure that his base salary will be reduced to $945,000 in 2013. Please revise to provide more information regarding the basis for the large increase in compensation followed by the planned reduction. We are aware that your status as an emerging growth company allows you to include reduced disclosure in response to Item 402 of Regulation S-K.

Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3491 with any questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director

cc: Via E-mail
        Chet A. Fenimore
        Fenimore, Kay, Harrison & Ford, LLP